Exhibit 18.1

November 26, 2014

Members of the Audit Committee
of the Board of Directors of
Avaya Inc.

To the Board of Directors of Avaya Inc.:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2014 and issued our report thereon dated November 26, 2014. Note 2 to the financial statements describes a change in accounting principle related to the change in the timing of the Company’s annual goodwill impairment testing date from September 30 to July 1. It should be understood that the preferability of one acceptable method of accounting over another for a change in the annual goodwill impairment testing date has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/PricewaterhouseCoopers LLP